Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 7, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2204

Income & Treasury Limited Duration Portfolio of Funds, Series 71

File Nos. 333-262252 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2204, filed on January 20, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 71 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose the maximum duration of the portfolio.

Response:       In response to this comment, the following sentence will be added as the second to last sentence in the first paragraph under the “Principal Investment Strategies” section: “The trust expects to have an average duration of less than four years.”

2.       The second paragraph under the “Principal Investment Strategy” section notes that the closed-end funds may invest in government bonds. Please provide more details about what types of government bonds the closed-end funds may invest in. If these include foreign government bonds, please disclose the risks of investing in foreign and emerging market government bonds, as applicable.

Response:       The government bonds will primarily be U.S. government bonds, however, the closed-end funds may invest in foreign government bonds, including bonds issued by governments located in emerging markets. In response to this comment, the first bullet under the second paragraph of the “Principal Investment Strategies” section will be replaced by the following two bullets:

•	U.S. government bonds;
•	foreign government bonds, which may include government bonds issued by governments located in emerging markets;

If the trust holds a closed-end fund that invests principally in foreign securities, including securities issued by emerging market issuers, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.       The second paragraph under the “Principal Investment Strategy” section notes that the closed-end funds may invest in mortgage-backed bonds. Please disclose what types of mortgage-backed bonds are included. For example, does this include privately issued mortgage-backed bonds? If so, please disclose the appropriate risk disclosures.

Response:       In response to this comment, the current second bullet under the second paragraph of the “Principal Investment Strategies” section will be replaced with the following: “mortgage-backed bonds, which may include agency mortgage-backed bonds, non-agency mortgage-backed bonds and commercial mortgage-backed bonds.” If the trust holds a closed-end fund that invests principally in a particular type of mortgage-backed bond, the trust will add the corresponding risk disclosures to the appropriate risk section(s). If the trust holds a small amount of closed-end funds that invest principally in mortgage-backed bonds in general, then the trust will keep the current disclosure under the “Investment Risks” section without any amendments.

4.       The second paragraph under the “Principal Investment Strategy” section notes that the closed-end funds may invest in convertible bonds. Please disclose whether the closed-end funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response:       The closed-end funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

Investment Summary — Principal Risks

5.       Please include the risks associated with the closed-end funds investing in senior loans.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If a closed-end fund that the trust invests in invests principally in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren